# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alibaba Group Holding Limited, CIK 0001577552
CUSIP: 01609W102
Title of class of securities: Ordinary shares, par value US$0.000003125 per share
Address of issuer's principal executive offices: 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001065521

## Reporting persons
- SoftBank Group Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 3,788,048; shared voting power 627,002,296; sole dispositive power 3,788,048; shared dispositive power 627,002,296; aggregate amount beneficially owned 630,790,344 (3.3% of the class)
  Comment: (1) See the description of ownership by subsidiaries of the Reporting Person in Item 4.
  (2) Percent of class is based on 18,998,287,724 ordinary shares of the Issuer ("Ordinary Shares") outstanding, as of March 31, 2025.

## Item 1. Issuer
Name of issuer: Alibaba Group Holding Limited
Address of issuer's principal executive offices: 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R.

## Item 2. Person Filing
Name of person filing: SoftBank Group Corp. (the "Reporting Person").
Address of principal business office or, if none, residence: 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan
Citizenship: See Row 4 of cover page for the Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for the Reporting Person.
Percent of class: See Row 11 of cover page for the Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for the Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for the Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for the Reporting Person.
Shared power to dispose or to direct the disposition:
See Row 8 of cover page for the Reporting Person.

The Reporting Person is the direct or indirect owner of the shares set forth herein. A portion of such shares are beneficially owned via direct or indirect subsidiaries of the Reporting Person. As of March 31, 2025, none of the subsidiaries of the Reporting Person holding shares individually beneficially owned more than 5.0% of the outstanding Ordinary Shares as of such date

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SoftBank Group Corp.: Yuko Yamamoto, Head of Corporate Legal Department (05/15/2025)